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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIQUID HOLDINGS GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

53633A101

(CUSIP Number)

November 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 53633A101

1.	Names of Reporting Persons. Robert W. Pereira I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 4,579,151(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power: 4,579,151(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,579,151

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 7.59%(2)

12.	Type of Reporting Person (See Instructions): IN

(1) Includes 3,192,900 shares owned by The Middlesex Corporation, of which Robert W. Pereira is a majority shareholder; 1,287,951 shares owned directly by Robert W. Pereira; and 98,300 owned by a Robert W. Pereira IRA

(2) Assumes 60,332,375 shares of common stock outstanding according to Form 10-Q filed by Issuer on November 11, 2014

1.	Names of Reporting Persons The Middlesex Corporation I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization a Massachusetts corporation

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 3,192,900

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power: 3,192,900

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,579,151

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.59%(2)

12.	Type of Reporting Person (See Instructions): CO

(2) Assumes 60,332,375 shares of common stock outstanding according to Form 10-Q filed by Issuer on November 11, 2014

Item 1.
	(a)	Name of Issuer LIQUID HOLDINGS GROUP, INC. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices. 800 Third Avenue, 38th Floor New York, NY 10022

Item 2.
(a)

Name of Person Filing

This Schedule 13G is being filed jointly by each of The Middlesex Corporation (“Middlesex”) and Robert W. Pereira (“Pereira”) (collectively the “Reporting Persons”).  Middlesex is the direct owner of securities described as owned by Middlesex.  Pereira is a majority shareholder of Middlesex, and as such he may be deemed to beneficially own securities owned by Middlesex.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 25, 2014, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be considered as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

	(b)	Address of Principal Business Office or, if none, Residence One Spectacle Pond Road, Littleton, MA 01460
	(c)	Citizenship The Middlesex Corporation is organized under the laws of the Commonwealth of Massachusetts. Pereira is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number: 53633A101

Item 3.	If this statement is filed pursuant to §§240.113d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §204.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-19b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	A.	The Middlesex Corporation
	(a)	Amount beneficially owned: 3,192,900
	(b)	Percent of class: 5.29%
	(c)	Number of shares to which the person has:
		(i)	Sole power to vote or to direct the vote: 3,192,900
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of: 3,192,900
		(iv)	Shared power to dispose or to direct the disposition of -0-

	B.	Robert W. Pereira
	(a)	Amount beneficially owned: 4,579,151
	(b)	Percent of class: 7.59%
	(c)	Number of shares to which the person has:
		(i)	Sole power to vote or to direct the vote: 4,579,151(1)
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of: 4,579,151 (1)
		(iv)	Shared power to dispose or to direct the disposition of -0-

Instruction: Dissolution of a group requires a response to this item.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐:

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:
NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 1, 2014

The Middlesex Corporation

By:	/s/ Robert N. Jacobson
Its duly authorized Treasurer and CFO

Name/Title:	Robert N. Jacobson, as Treasurer and CFO of The Middlesex Corporation

Date:	December 1, 2014

By:	/s/Robert W. Pereira
Name/Title:	Robert W. Pereira

EXHIBIT “1”

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 2014

The Middlesex Corporation

By:	/s/ Robert N. Jacobson	/s/ Robert W. Pereira
Its duly authorized Treasurer and CFO		Robert W. Pereira